                           CMAC INVESTMENT CORPORATION
                        SCHEDULE OF NET INCOME PER SHARE


                                                                    QUARTER ENDED SEPTEMBER 30        NINE MONTHS ENDED SEPTEMBER 30
                                                                 -------------------------------    -------------------------------
                                                                     1997              1996 (1)         1997              1996(1)
                                                                 ------------       ------------    ------------       ------------
(In thousands, except per-share amounts and market prices)

Net income ...................................................   $     19,288       $     15,957    $     55,134       $     45,655
Preferred stock dividend adjustment ..........................           (825)              (825)         (2,475)            (2,475)
                                                                 ------------       ------------    ------------       ------------
Adjusted net income ..........................................   $     18,463       $     15,132    $     52,659       $     43,180

Average dilutive stock options outstanding ...................        1,499.3            1,485.7         1,540.8            1,511.6
Average exercise price per share .............................          17.12              14.36           16.48              14.17
Average market prices - primary basis ........................          48.58              30.13           41.12              27.97
Average market price - fully diluted basis ...................          53.63              31.75           44.92              29.52

Average common share outstanding .............................         22,491             22,350          22,450             22,325
Increase in shares due to exercise of options -
 primary basis ...............................................            982                778             915                743
Increase in shares due to exercise of options -
 fully diluted basis .........................................          1,031                814             955                784

Adjusted shares outstanding - primary ........................         23,473             23,128          23,365             23,068
Adjusted shares outstanding - fully diluted ..................         23,522             23,164          23,405             23,109

Net income per share - primary ...............................   $       0.79       $       0.65    $       2.25       $       1.87
                                                                 ============       ============    ============       ============

Net income per share - fully diluted .........................   $       0.78       $       0.65    $       2.25       $       1.87
                                                                 ============       ============    ============       ============


(1) All share and per-share data have been restated to reflect the stock split. See Note 3.